Filed by Anheuser-Busch InBev SA/NV Pursuant to

Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Anheuser-Busch InBev SA/NV

(Commission File No. 333-169893)

Brussels, 11 February 2011 – 1 / 3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Commences Exchange Offer for Up to 8 billion USD of USD Bonds

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as “relevant persons”). The notes are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

Anheuser-Busch InBev Worldwide Inc. (ABIWW), a subsidiary of Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD), announced today that it has commenced an exchange offer totalling up to 8 billion USD in which ABIWW would exchange privately issued unregistered notes for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially identical terms and conditions. As described in our press release dated 13 October 2010, this exchange offer will be made in connection with the Registration Statement on Form F-4, as amended, that was originally filed on 13 October 2010.

Under the terms of the exchange offer, current holders of the following outstanding unregistered notes:

•	1,250,000,000 USD principal amount of 7.20% Notes due 2014,

•	2,500,000,000 USD principal amount of 7.75% Notes due 2019 and

•	1,250,000,000 USD principal amount of 8.20% Notes due 2039 (collectively, “January Notes”),

•	1,550,000,000 USD principal amount of 5.375% Notes due 2014,

•	1,000,000,000 USD principal amount of 6.875% Notes due 2019 and

•	450,000,000 USD principal amount of 8.000% Notes due 2039 (collectively, “May Notes”)

are able to exchange their January Notes and May Notes for new notes issued by ABIWW with substantially the same terms and conditions (“New Notes”). However, these New Notes are registered and generally freely tradable. Both the January Notes and the May Notes are guaranteed by AB InBev and certain of its subsidiaries.

Brussels, 11 February 2011 – 2 / 3

The exchange offer for the January and May Notes (collectively “Old Notes”) expires at 5:00 p.m., New York City time, on 14 March 2011, unless extended. ABIWW will exchange all outstanding Old Notes that are validly tendered and not validly withdrawn for an equal principal amount of New Notes that are freely tradable. Note holders may withdraw tenders of Old Notes at any time prior to the expiration date of the applicable exchange offer. The terms of the New Notes are substantially identical to the Old Notes, except that the New Notes are freely tradable. The New Notes have the same financial terms as the Old Notes, and are subject to the same business and financial risks.

Security holders are urged to read the exchange offer materials including the registration statement on Form F-4 filed with the SEC, as amended from time to time, the related prospectus, and the other materials related to the proposed exchange offer filed with the SEC, because they contain important information. These and other documents relating to the proposed exchange offer may be obtained, free of charge, on the SEC’s web site at www.sec.gov, or may be obtained, free of charge, from ABIWW by requesting in writing to Anheuser-Busch InBev Worldwide Inc., One Busch Place, St. Louis, Missouri 63118 or by telephone to +1-314-577-7772. A copy of the prospectus for the exchange offers is also available, free of charge.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser- Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 15 April 2010. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

Brussels, 11 February 2011 – 3 / 3

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com